UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________
FORM 11-K
_________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 0-362

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN
(FULL TITLE OF THE PLAN)

FRANKLIN ELECTRIC CO., INC.
(EXACT NAME OF ISSUER AS SPECIFIED IN ITS CHARTER)

Indiana	35-0827455
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

400 East Spring Street
Bluffton, Indiana	46714
(Address of principal executive offices)	(Zip Code)

(260) 824-2900
(Registrant's telephone number, including area code)

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

TABLE OF CONTENT

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS:
Statement of Net Assets Available for Benefits as of December 31, 2004 and 2003	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004	5
Notes to Financial Statements	6-9
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2004	10
SIGNATURES	11
EXHIBIT 23.1 - CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	12
EXHIBIT 99 - CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Committee of
Franklin Electric Co., Inc.:

We have audited the accompanying statements of net assets available for benefits of the Franklin Electric Directed Investment Salary Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

June 3, 2005
Chicago, Illinois

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003

ASSETS:
Participant-directed investments, at fair value:
Short-term investments	$1,213,700	$1,070,900
Franklin Electric Co., Inc. common stock	41,894,200	30,239,400
Investments in shares of registered investment companies	44,761,700	40,910,500
Wells Fargo Stable Return Fund	23,886,000	24,567,600
U.S. Government and Government Agencies	2,989,600	3,794,300
Participant loans	2,790,000	2,497,800

Total investments	117,535,200	103,080,500

Receivables:
Employer contribution	255,900	248,000
Accrued investment income	6,800	3,900

Total receivables	262,700	251,900

NET ASSETS AVAILABLE FOR BENEFITS	$117,797,900	$103,332,400

See notes to financial statements.

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

ADDITIONS:
Contributions:
Participant contributions	$3,790,600
Participant rollover contributions	1,821,100
Transfer from ESOP diversification	91,900
Employer contributions	255,900

Total contributions	5,959,500

Investment income:
Net appreciation in fair value of investments	18,349,900
Dividends and interest	903,900

Net investment income	19,253,800

DEDUCTIONS:
Benefits paid to participants	10,631,700
Administrative expenses	104,200
Loan fees	11,900

Total deductions	10,747,800

INCREASE IN NET ASSETS	14,465,500

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	103,332,400

End of year	$117,797,900

See notes to financial statements.

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN
NOTES TO FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2004 AND 2003, AND FOR THE

YEAR ENDED DECEMBER 31, 2004

1.	DESCRIPTION OF THE PLAN

The following description of the Franklin Electric Directed Investment Salary Plan (the ‘Plan”) is provided for general information purposes only. Participants should refer to the Plan Document and Summary Plan Description for more complete information.

General-- The Plan is a defined contribution employee benefit plan covering substantially all eligible employees who elect to participate. Company matching contributions for Bluffton hourly and non-exempt employees are made to the Plan. Company matching contributions for all other eligible employees are made to the Company-sponsored Employee Stock Ownership Plan (“ESOP”).

The Plan is administered by the Franklin Electric Co., Inc. (the “Company”) Employee Benefits Committee (“Plan Administrator”), which is appointed by the Company, and Wells Fargo Bank of Minnesota, N.A. (“Plan Trustee). The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”) of 1974.

Contribution---Participating employees may elect to contribute from 1 percent to 50 percent of their eligible compensation to the Plan, subject to IRS limitations. The Company will contribute to the Plan or the ESOP an amount equal to 100 percent of the first 1 percent and 50 percent of the next 4 percent of the participant’s contribution, or up to 3 percent of each employee’s eligible compensation for the year, provided the Company’s pre-tax profits for the year exceed 6 percent of the Company’s net worth at the beginning of each year. Company contributions to the participant accounts are funded in the first quarter following the plan year. Participating employees 50 years of age or older may also elect to contribute additional funds that are not eligible for a Company match, subject to IRS limitations.

Diversification election for ESOP---Participants who have attained the age of 55 and have at least 10 years of participation in the ESOP are given the opportunity to diversify up to 25% of their ESOP account balance into the Plan during the first 90 days after the close of any Plan year.

Participant Accounts---Individual accounts are maintained for each Plan participant. Each participant’s account is credited/charged with: (a) the participant’s contributions and withdrawals; (b) Company matching contributions made to the Plan; and (c) Plan earnings and losses, less expenses. Allocation of earnings and expenses are based on participants’ account balances.

Investments----Participating employees direct the investment of their contributions and account balances into various investment options offered by the Plan. The Plan currently offers a Franklin Electric Common Stock Fund, a strategic value equity fund, a structured core equity fund, a U.S. Government and Government Agencies fund, an intermediate bond fund, and a stable return collective investment fund, an international equity fund, a small capitalization growth equity fund, and a large capitalization growth fund as investment options for participants

Vesting---Participants are fully vested in their accounts at all times.

Participant Loans---Participants may borrow from their accounts up to the lesser of $50,000 or 50 percent of the Participant’s account. Loans are secured by the balance in the participant’s account. Loan transactions are treated as a transfer between the investment fund and the loan fund. Loan terms range from 1 to 4 1/2 years for general purpose loans or up to 10 years for the purchase of a primary residence and are repaid through payroll deductions. Interest is charged at the prime rate plus one percent, determined at the time the funds are borrowed, and is credited to the participant’s account.

All loan fees are paid by the participant and are deducted directly from the assets of the participant’s account.

Payment of Benefits---Participants may elect to receive a lump-sum distribution equal to the value of their account or receive equal monthly or annual installments over a specified period as defined by the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting---The financial statements of the Plan are prepared under the accrual method of accounting and have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates---The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Investment Valuation---Investments in the Franklin Electric Co., Inc. Common Stock, the Bank One Intermediate Bond Fund, the Federated U.S. Government and Government Agencies fund, and the MFS Strategic Value Equity Fund, the American Funds EuroPacific Growth Fund, the American Century Small Company Fund, and the T. Rowe Price Growth Stock Fund are valued at the last quoted sale or bid prices as reported on a recognized security exchange. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances.

Investments in the Wells Fargo Stable Return Fund and the Invesco Structured Core Equity Fund, which are collective funds, are valued at the last reported sale or bid price. Shares of collective funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees are charged to the Plan for investments in the Bank One Intermediate Bond Fund, the Federated U.S. Government and Government Agencies fund, and the MFS Strategic Value Equity Fund, the American Funds EuroPacific Growth Fund, the American Century Small Company Fund, and the T. Rowe Price Growth Stock Fund and are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees are reflected as a reduction of investment return for such investments.

Administrative Expenses---Administrative expenses are paid by the Plan as provided in the Plan document.

Payment of Benefits---Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid were not significant at December 31, 2004 and 2003.

3.	INVESTMENTS

The Plan’s investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2004 and 2003, are as follows:

[Missing Graphic Reference]

During the year ended December 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

[Missing Graphic Reference]

4.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of funds managed by the Plan Trustee. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2004 and 2003, the plan held 991,344 and 999,816* units, respectively, of common stock of Franklin Electric Co., Inc., the sponsoring employer, with a cost basis of $13,245,357 and $9,945,677, respectively.

*Adjusted for 2 for 1 Stock Split in May 2004

5.	PLAN TERMINATION

The Company has not expressed any intent to terminate the Plan. If the Plan was terminated, the termination would be subject to provisions set forth by ERISA, and the net assets of the Plan would be allocated among the participants and the beneficiaries of the Plan in the order provided for in ERISA.

6.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 30, 2001, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

******

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

		(c) Description of Investment, Including
	(b) Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		(e) Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	(d) Cost	Value

*	Wells Fargo Bank of Minnesota Short-term Investment Fund	Short-term Investment Fund	**	$ 1,213,700
*	Franklin Electric Co., Inc.	Common Stock	**	41,894,200
	U.S. Government and Government Agencies	Federated Government Obligations Fund	**	2,989,600
*	Wells Fargo Stable Return Fund	Common Collective Trust	**	23,886,000
	MFS Strategic Value Equity Fund	Registered Investment Company	**	25,817,100
	Invesco Structured Core Equity Fund	Registered Investment Company	**	10,761,400
	Bank One Intermediate Bond Fund	Registered Investment Company	**	3,511,500
	American Funds EuroPacific Growth Fund	Registered Investment Company	**	1,311,500
	American Century Small Company Fund	Registered Investment Company	**	2,352,400
	T. Rowe Price Growth Stock Fund	Registered Investment Company	**	1,007,800
*	Various participants	Participant loans (maturing 2005 to 2013 at
		interest rates of 5% to 10.5%)	**	2,790,000

				$ 117,535,200

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FRANKLIN ELECTRIC CO., INC.
Directed Investment Salary Plan

Date June 27, 2005	By	/s/ Gregg C. Sengstack
Gregg C. Sengstack, Senior Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)